Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 25, 2005
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Press release
SIGNATURES

Press release
Acting in the best interest of all shareholders
Swisscom Ltd acknowledges that the Federal Council has instructed its representative on the Board of Directors to vote against a possible acquisition that Swisscom might make abroad and, instead, to support the distribution of free capital to shareholders. The Board of Directors of Swisscom Ltd will review the proposals made by the government representative along with all other corporate, financial and legal issues related to the matter in the course of its regular decision-making process.
The government representative’s instruction does not relieve the Board of Directors nor the executive board from their legal obligation to responsibly perform their duties in the best interests of the company and all shareholders.
A few years ago, Swisscom established a long-term pay-out policy. In line with this return policy, the equity free cash flow was paid out to shareholders in full on an annual basis. The dividend is about half of the normalised profit. This year the entire pay-out will total around CHF 2.9 billion and take place in the form of a dividend and a share buy-back.
Berne, 25 November 2005

Swisscom AG
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Bern	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: November 25, 2005	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law